भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

[redacted]

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2005/ 2685 September 15,2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/2658 dated the September 15, 2005 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 14th September, 2005.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

9/30

भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /
CO/S&B/PCR/2005/2658

दिनांक / Date :
September 15, 2005

Dear Sir,

LISTING AGREEMENT : NOTICE FOR RESULT OF ELECTION FOR TWO SHAREHOLDER DIRECTORS CONDUCTED AT THE GENERAL MEETING OF SHAREHOLDERS OF THE BANK HELD AT MUMBAI ON THE 14TH SEPTEMBER, 2005.

In terms of Clause 31(c) of the Listing Agreement, we advise that Dr. Ashok Jhunjhunwala and Shri. Suman Kumar Bery, have been duly elected as Directors under Section 19 (c) of the State Bank of India act, 1955, on the Bank's Central Board at the General Meeting of the shareholders of the Bank held in Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan, Madame Cama road, Mumbai – 400 021 (Maharasthra), on Wednesday, the 14th September, 2005.

2. In this connection, in terms of Clause 31 (c) of the listing agreement, we enclose three copies of the Notice dated the 14th September, 2005 issued by the Managing Directors & GE (NB).

3. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

NOTICE

With reference to the Notice dated the 31st August, 2005 containing the names and addresses of the validly nominated candidates contesting for the election for the two vacancies of Directors on the Central Board under Section 19 (c) of the State Bank of India Act, notice is hereby given that the following candidates have been duly declared elected as Directors on the Bank's Central Board in the election held at the General Meeting of the Shareholders of the Bank on the 14th September, 2005 in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan, Madame Cama Road, Mumbai 400 021 (Maharashtra).

1. Dr. Ashok Jhunjhunwala,
   Professor,
   Telecom & Networks (TeNet) Group,
   Department of Electrical Engineering,
   IIT, Madras,
   Chennai – 600 036

2. Shri. Suman Kumar Bery,
   N-42, Panchshila Park
   New Delhi – 110 017

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 14th September, 2005

(K. ASHOK KINI)
MANAGING DIRECTOR & GE(NB)

भारतीय स्टेट बैंक

सूचना

भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत केन्द्रीय बोर्ड में निदेशकों के दो रिक्त-स्थानों के लिए चुनाव लडने वाले वैध रुप से नामित उम्मीदवारों के नाम एवं पते सूचित करने वाली, दिनांक 31 अगस्त, 2005 को जारी सूचना के संदर्भ में एतद द्वारा सूचित किया जाता है कि दिनांक 14 सितम्बर, 2005 को बैंक ऑडिटोरियम, भारतीय स्टेट बैंक, मादाम कामा रोड शाखा के पीछे, स्टेट बैंक भवन, मादाम कामा रोड, मुंबई - 400 021 (महाराष्ट्र) में बैंक के शेयरधारकों की महासभा में हुए चुनाव में निम्नलिखित उम्मीदवारों को बैंक के केन्द्रीय बोर्ड में निदेशकों के रुप में विधिवत घोषित किया गया है.

1. डॉ. अशोक झुनझुनवाला,
   प्रोफेसर,
   टेलीकॉम एंड नेटवर्क्स,
   (टीनेट) ग्रुप,
   विद्युत अभियांत्रिकी विभाग,
   आइ आइ टी, मद्रास,
   चेन्नई - 600 036

2. श्री सुमन कुमार बेरी,
   एन - 42, पंचशील पार्क,
   नई दिल्ली - 110 017

केंद्रीय कार्यालय
मादाम कामा रोड
मुंबई - 400 021
14 सितम्बर 2005

अशोक किणी

(के. अशोक किणी)
प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/PCR//2005/2341 September 12, 2005

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS CLAUSE No.30

In terms of Clause 30A of the Listing Agreement, we advise that, the tenure of Shri. P.R. Khanna, Director under Section 19 (C) of the SBI Act, had come to an end on the 9th September 2005, and consequently, Shri P.R. Khanna ceases to be a Director on the Central Board with effect from 10th September 2005.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/PCR/2005/ 2755

दिनांक / Date: 21-09-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/2745 dated the September 21, 2005 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

SEP 2 6 2005

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2670

क्रमांक / No.: CO/S&B/PCR/2005/2745 दिनांक / Date: 21-09-2005

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
DIVESTEMENT OF SHARES IN
CREDIT INFORMATION BUREAU (INDIA) Ltd., (CIBIL)

In terms of Clause 36 of the Listing Agreement, we have to advise that a further 2.50% stake has been divested in favour of Standard Chartered Bank (SCB) by the Bank. We advise further that with this, SBI's stake in CIBIL has declined to 11.25%.

Yours faithfully,

General Manager
(Shares & Bonds)

SEC MAIL PROCESSING
RECEIVED
SEP 28 2005
WASH, DC 192 SECTION

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/PCR/2005/ 2650 September 12, 2005

RECEIVED SEP 2 6 2005

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/2641 dated 12th September, 2005 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.